AKARI THERAPEUTICS PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 DECEMBER 2016

Registered Number: 05252842

AKARI THERAPEUTICS PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

CONTENTS	Page

Officers and professional advisers	1

Directors’ report	2 – 3

Strategic Report	4 – 8

Director’s Remuneration Report	9-17

Independent Auditors’ report to the shareholders of Akari Therapeutics Plc	18

Consolidated statement of comprehensive loss	19

Consolidated statement of financial position	20

Parent company statement of financial position	21

Consolidated statement of changes in equity	22

Consolidated statement of cash flows	23

Parent company statement of cash flows	24

Notes to the report and financial statements	25-37

AKARI THERAPEUTICS PLC

OFFICERS AND PROFESSIONAL ADVISERS

FOR THE YEAR ENDED 31 DECEMBER 2016

Directors	G Roshwalb
R Prudo-Chlebosz
C Richardson
J Hill
S Ungar
D Byrne
R Ward
D Williams

Secretary	SLC Corporate Services Limited
R Shaw (appointed 23 March 2016)

Registered Office	42-50 Hersham Road
Walton-On-Thames,
Surrey
KT12 1RZ

Independent Auditors	haysmacintyre
26 Red Lion Square
London
WC1R 4AG

1

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2016

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company”, the “Group” and similar designations refer to Akari Therapeutics, Plc and its subsidiaries.

The directors present their report and the audited financial statements for the year ended 31 December 2016.

PRINCIPAL ACTIVITY

The principal activity of the Group is developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases.

DIRECTORS

The directors who served the company during the year and up to the date of signing the Annual Report were as follows:

M Cohen (resigned 13 October 2016)

G Roshwalb

A Shaw (resigned 29 June 2016)

R Prudo-Chlebosz

C Richardson

J Hill

S Ungar

D Byrne (appointed 20 April 2016)

R Ward (appointed 13 October 2016)

D Williams (appointed 29 June 2016)

SUPPLIER PAYMENT POLICY

It is the Group’s policy to agree to commercial terms with its suppliers prior to purchase of goods or services. The Group negotiates favourable payment terms where possible.

CORPORATE GOVERNANCE

The Group is not required to implement the provisions of the UK Corporate Governance Code (the “Code”).

Regular board meetings are held and the Executive Directors are heavily involved in the day to day running of the business. The Board of Directors meets regularly and is responsible for formulating strategy, monitoring financial performance and approving material items of expenditure.

GOING CONCERN

The Group meets its day-to-day working capital requirements through funding. The competiveness in the market conditions continue to create uncertainty particularly over the level of demand for the Group’s research and development activities, product candidates and products and the availability of funding for the foreseeable future. The Group’s forecast and projections, taking account of reasonably possible changes in trading performance and market conditions, show that the Group should be able to operate within the level of its current liabilities. After making enquiries, the Directors have a reasonable expectation that the Group has sufficient funding and adequate resource to continue operationally for at least 12 months from the date of this Annual Report. The Group therefore continues to adopt the going concern basis for the preparation of the consolidated financial statements.

2

AKARI THERAPEUTICS PLC

DIRECTORS’ REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare group and parent company financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and the profit or loss of the Group for that period.

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group; the Companies Act 2006 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing these financial statements the directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and accounting estimates that are reasonable and prudent;
•	state whether they have been prepared in accordance with IFRS as adopted by the EU subject to any material departures disclosed and explained in the financial statements; and
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and parent company and to enable them to ensure that the financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to safeguard the assets of the Group and parent company and to prevent and detect fraud and other irregularities.

The Directors consider that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

DISCLOSURE OF INFORMATION TO AUDITORS

So far as each of the directors is aware at the time the report is approved:

•	there is no relevant audit information of which the Groups’s auditors are unaware; and
•	the directors have taken all steps that they ought to have taken to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information

This report was approved by the board on 15 May 2017

and signed on its behalf.

/s/ Ray Prudo

Dr. R Prudo

Executive Chairman

3

AKARI THERAPEUTICS PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2016

REVIEW OF BUSINESS

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Ticks have undergone 300 million years of natural selection to produce inhibitors that bind tightly to key highly-conserved inflammatory mediators, are generally well tolerated in humans, and remain fully functional when a host is repeatedly exposed to the molecule. Our molecules are derived from these inhibitors.

Our lead product candidate, Coversin™, which is a second-generation complement inhibitor, acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently also inhibits LTB4 activity, both elements that are co-located as part of the immune/inflammatory response. Coversin is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Coversin has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal haemoglobinuria, or PNH, and Guillain Barré Syndrome, or GBS. Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and designation does not mean that marketing approval will be received. We intend to apply in the future for further orphan drug designation in indications we deem appropriate. We have also received fast track designation for the investigation of Coversin for treatment of PNH in patients who have polymorphisms conferring eculizumab resistance.

Our initial clinical targets for Coversin are PNH, atypical Hemolytic Uremic Syndrome, or aHUS, and GBS. We are also targeting patients with polymorphisms of the C5 molecule which interfere with correct binding of Soliris® (eculizumab), a first-generation C5 inhibitor currently approved for PNH and aHUS treatment, making these patients resistant to treatment with that drug. In addition to disease targets where complement dysregulation is the key driver, we are also targeting a range of inflammatory diseases where the inhibition of both C5 and LTB4 are implicated.

Other compounds in our pipeline include engineered versions of Coversin that potentially decrease the frequency of administration, improve potency, or allow for specific tissue targeting, as well as new proteins targeting LBT4 alone, as well as bioamine inhibitors (for example, anti-histamines). In general, these inhibitors act as ligand binding compounds, which may provide additional benefit versus other modes of inhibition. For example, off target effects are less likely with ligand capture. One example of this benefit is seen with LTB4 inhibition through ligand capture. LTB4 acts to amplify the inflammatory signal by bringing and activating white blood cells to the area of inflammation. Compounds that have targeted the production of leukotrienes will inhibit both the production of pro-inflammatory as well as anti-inflammatory leukotrienes—often diminishing the potential benefit of the drug on the inflammatory system. Coversin has demonstrated that, by capturing LTB4, it is limited to disrupting the white blood cell activation and attraction aspects, without interfering with the anti-inflammatory benefits of other leukotrienes.

Coversin is much smaller than typical antibodies currently used in therapeutic treatment. Coversin can be self-administered by subcutaneous injection, much like an insulin injection, which we believe will provide considerable benefits in terms of patient convenience. We believe that the subcutaneous formulation of Coversin may accelerate recruitment for our clinical trials, and, as an alternative to intravenous infusion, may accelerate patient uptake if Coversin is approved by regulatory authorities for commercial sale. Patient surveys contracted by us suggest that a majority of patients would prefer to self-inject daily than undergo intravenous infusions.

Information about the interim analysis of our ongoing Phase II PNH trial and other matters can be found in our Report on Form 6-K filed with the Securities and Exchange Commission on April 24, 2017.

As previously reported by us in our public filings with the Securities and Exchange Commission, on 27 April 2017, we issued a press release stating that Edison Investment Research Ltd. has withdrawn its report issued 26 April 2017 titled “Akari’s Coversin matches Soliris in Phase II” (the “Edison Report”) because it contains material inaccuracies, including without limitation, with respect to our recently announced interim analysis of its ongoing Phase 2 PNH trial of Coversin.

4

AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

Investors were cautioned not to rely upon any information contained in the Edison Report and instead were directed to our press release issued on 24 April 2017 that discusses the interim analysis of its ongoing Phase 2 PNH trial and other matters. Our Board of Directors has established an ad hoc special committee of the Board to review the involvement, if any, of our personnel with the Edison Report. While that review is pending, Dr. Gur Roshwalb, our Chief Executive Officer, has been placed on administrative leave and Dr. Ray Prudo in his role as Executive Chairman is temporarily assuming Dr. Roshwalb’s duties in his absence.

On 12 May 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer.  The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based primarily on the Company’s above referenced press release issued on 27 April 2017.  The purported class covers the period from 30 March 2017 to 11 May 2017.  The action seeks unspecified damages and costs and fees.  The Company intends to vigorously defend itself against this lawsuit.   At this time, the Company is unable to estimate the ultimate outcome of this legal matter and its impact on the Company.

RESULTS AND DIVIDENDS

Research and development expenses for the year ended 31 December 2016 were $17,306,000 (2015: $5,799,000). This $11,507,000 increase was due to higher expenses of $8,175,000 for manufacturing, $1,859,000 for clinical trial expenses, $914,000 for consulting expense, $576,000 for personnel expenses, $221,000 for regulatory expenses, $119,000 for toxicology studies and $119,000 for stock-based non-cash compensation expense offset by a research and development tax credit of $578,000.

Administrative expenses for the year ended 31 December 2016 were $9,941,000 (2015: $5,502,000). This $4,439,000 increase was primarily due to higher expenses of $2,851,000 for stock-based non-cash compensation expense, $1,480,000 of personnel expenses, $564,000 of board expenses and $356,000 of rent expenses, offset by $750,000 of compensation expense in 2015. Net cash used in operating activities for the year ended 31 December 2016 was $24,614,000 (2015: $4,967,000). Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support Coversin, including manufacturing, clinical trial and preclinical activities.

Net cash used in investing activities for the year ended 31 December 2016 was $10,067,000 (2015: net cash received of $1,533,000). This is cash used to purchase office equipment and short-term investments offset by maturities of short-term securities.

Cash, cash equivalents, and short term investments decreased to approximately $44,263,000 at 31 December 2016 (2015: $69,062,000).

The Group made a loss of $26,224,000 (2015: $29,607,000). The loss for the Group is in line with the expected performance and the Directors are satisfied with the results for the year.

No dividends were paid during the year (2015: $Nil) and the directors do not propose a final dividend.

5

AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

PRINCIPAL RISKS AND UNCERTAINTIES

Financing

The Group’s main risk is obtaining additional funding when required to continue its future operations and planned research and development activities. The Directors recognise that the Group may not be able to obtain financing on favourable terms and the terms of the Group’s finance arrangements may be dilutive. The Group may also seek additional funding through arrangements with collaborators and other third parties. These type of arrangements may require the Group to relinquish rights to internally developed technology, product candidates or products. If the Group was unable to obtain additional funding on a timely basis, the Group may be required to curtail or terminate some or all of its research or development programs, including some or all of its product candidates.

Early stage development

The Group is an early stage development Group with limited history of trading on which future projections can be based. There is no guarantee that the Group will succeed in growing its current business or that the Group will be able to provide or maintain sufficient resources required for operations in the development and introduction of its products. A large majority of early stage development companies fail to achieve their business plans mainly due to lack of being able to estimate the speed of new market entrants and the costs associated with entering markets and obtaining market share.

Drug development

The Group’s approach to drug development is complex and all of the product candidates are in an early stage of development with a high risk of failure. It is impossible to predict when or if any of the product candidates will prove effective or safe in humans or will receive regulatory approval.

Further common challenges for similar companies and the Group is to:

•	Find a stable active product or formulation without extensive clinical trials and substantial additional costs or create adequate assay for the products for formulation or clinical testing purposes;
•	Manufacture, and/or formulate sufficient amounts of its product candidates or upscale or optimise such synthesis so as to enable efficient production of scale;
•	Find safe and effective doses and dose ratios for its product candidates without extensive clinical trials and substantial additional costs;
•	Obtain sufficient supply or quality of product candidates supply or materials to produce product candidates or other materials necessary to conduct clinical trials; and
•	Establish manufacturing capabilities or enter into agreements with third parties to supply materials to make product candidates, or manufacture clinical trial drug supplies.

6

AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

PRINCIPAL RISKS AND UNCERTAINTIES (CONTINUED)

Market acceptance

The Group is not guaranteed that any of its product candidates will gain market acceptance amongst physicians, patients, healthcare providers, pharmaceutical companies or other customers.

The Group’s clinical trials in humans may show that the doses or dose ratios selected based on screening, animal testing or early clinical trials do not achieve the desired therapeutic result in humans, or achieve these results only in a small part of the population. The U.S. Food and Drug Administration (“FDA”) or other regulatory agencies in the United States and foreign jurisdictions may determine that these clinical trials do not support the Group’s conclusion. The Group may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or dose ratios selected in a significant patient population.

Intense competition from powerful competitors

Many companies, universities and research organisations developing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution and technical regulatory matters than the Group has. These competitors could commence and complete clinical testing of their products, obtain regulatory approval, and begin commercial-scale manufacturing of their products faster than the Group is able to, thus resulting in a situation whereby the Group may not be able to commercialise its product candidates or achieve a competitive position in the market.

Product liability exposure

The Group faces exposure to product liability and other claims if its product candidates, products or processes are alleged to have caused harm. These risks are inherent in testing, manufacturing, and marketing human therapeutic products. If the Group is sued for any injury caused by its products, product candidates or processes, the Group’s liability could exceed its product liability insurance coverage and its total assets. Claims against the Group, regardless of their merit or potential outcome, may also generate negative publicity or damage the Group’s ability to obtain physician endorsement of its products or expand its business.

Intellectual Property

The Group may be unable to protect the intellectual property relating to its product candidates, or if it infringes the rights of others, its ability to successfully commercialise its product candidates may be harmed. The Group owns or hold licenses to a number of issued patents (foreign and foreign counterparts) and pending patent applications. The Group’s success depends in part on its ability to obtain patent protection both in the United States and in other countries for its product candidates, as well as the methods for treating patients in the product indications using these product candidates. The Group’s ability to protect its product candidates from unauthorised or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, the Group’s ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if the Group’s product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide the Group with sufficient protection for a commercial advantage against competitive products or processes

Liquidity and Public Listing

Historically, a limited public market exists for the Group’s securities and it cannot assure that its securities will continue to be listed on the NASDAQ Capital Market or any other securities exchange or that an active trading market will ever develop for any of its securities. The Group’s ADSs were approved for listing on the NASDAQ Capital Market on 31 January 2014. The Group cannot assure that it will be successful in meeting the continuing listing standards of the NASDAQ Capital Market. Consequently, the trading liquidity of its ADSs may not improve. The Group may not be successful in maintaining the listing of its ADSs on the NASDAQ Capital Market and cannot assure that its ADSs will be listed on a national securities exchange. There is no assurance that an active trading market for its ADSs will develop or if such a market develops that it will be sustained.

7

AKARI THERAPEUTICS PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

FINANCIAL INSTRUMENTS

The Group finances its operations using cash generated by the sale of equity instruments in the Group. The cash flow of the Group is monitored on a regular basis to ensure the Group has sufficient funding to meet its capital and operational requirements.

RESEARCH AND DEVELOPMENT

The Group is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases.

KEY PERFORMANCE INDICATORS

The Directors consider the key performance indicators to be the research and development spend. This allows the Directors to manage the on-going activities and strategies for further development of the Group.

The key performance indicators are measured and reviewed on a regular basis at Board meetings and enable the Directors to communicate the performance of the Group against predetermined targets.

Key financial performance indicators:

Research and Development spend - $17,306,000 (2015: $5,799,000)

Cash, cash equivalents and short term investments position - $44,263,000 (2015: $69,062,000)

This report was approved by the board on 15 May 2017 and signed on its behalf.

/s/ Ray Prudo

Dr. R Prudo

Executive Chairman

15 May 2017

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT

FOR THE YEAR ENDED 31 DECEMBER 2016

PART I - ANNUAL REPORT ON REMUNERATION

Information provided in this section of the Directors’ Remuneration report is subject to audit.

Single Total Figure of Remuneration for Each Director (subject to audit)

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2016.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Pension Benefits ($)	2016 Total ($)
Executive Director
Ray Prudo(2)	200,000	-	150,000	-	-	-	350,000
Gur Roshwalb, M.D	375,000	28,925 (3)	187,500	-	-	18,750(4)	581,250
Clive Richardson	282,178	8,757 (5)	129,167	-	-	33,225(6)	446,160
Non-Employee Director
James Hill, M.D	58,249	-	-	-	126,226	-	184,475
Stuart Ungar, M.D	50,770	-	-	-	126,226	-	176,996
David Byrne (7)	21,683	-	-	-	278,636	-	300,319
Donald Williams (8)	25,500	-	-	-	248,898	-	274,398
Robert Ward (9)	10,880	-	-	-	69,062	-	79,942
Mark S. Cohen(10)	60,749	-	-	-	195,287	-	256,036
Allan Shaw (11)	25,290	-	-	-	-	-	25,290

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2016 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, included in Akari’s Annual Report on Form 20-F for the year ended 31 December 2016.

(2) Dr. Prudo is party to a non-executive contract although he performs executive duties on behalf of Akari.

(3) Consists of company contributions to health benefits.

(4) Consists of company contributions to a 401K plan.

(5) Consists of company contributions to health benefits of $7,167 and life insurance premiums of $1,590.

(6) Consists of company contributions to a pension plan.

(7) Mr. Byrne was appointed to the board as a Class A director on 20 April 2016.

(8) Mr. Williams was appointed to the board as a Class A director on 30 June 2016.

(9) Mr. Ward was appointed to the board as a Class A director on 13 October 2016.

(9) Mr. Cohen resigned as a Class C director on 13 October 2016. In connection with Mr. Cohen’s resignation, Akari and Mr. Cohen agreed that Mr. Cohen’s (i) outstanding unvested stock options from 25 November 2015 and 29 June 2016 in the amounts of 1,028,722 and 1,300,000 ordinary shares, respectively, shall be fully vested as of 13 October 2016, and (ii) vested options (including those whose vesting accelerated pursuant to the preceding clause) shall continue to be exercisable for a period ending on the earlier of (1) 10 years following the respective dates of grant of such options, or (2) three months following Akari’s 2018 AGM. In addition, Akari agreed to (i) grant Mr. Cohen an additional option to purchase 1,300,000 fully vested ordinary shares (equivalent to 13,000 ADS) at an exercise price of $0.080621 per share (or $8.0621 per ADS) and which can be exercised until three months following the 2018 AGM, and (ii) pay Mr. Cohen, in quarterly instalments, $45,750 for the balance of director fees that he would have earned through the 2017 AGM and an additional $61,000 that he would have earned in director fees from the 2017 AGM to the 2018 AGM.

(10) Mr. Shaw’s term as a Class A director expired on 29 June 2016. As of 31 December 2016, all previously granted options to Mr. Shaw expired without exercise.

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2015.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Pension Benefits ($)	2015 Total ($)
Executive Director
Ray Prudo (2)	56,986	-	-	-	-	-	56,986
Gur Roshwalb, M.D	357,292	31,429(4)	86,625		6,863,034	-	7,306,951
Clive Richardson	79,792	1,660(5)	-	-	3,431,517	9,184(6)	3,511,309
Non-employee Director
James Hill, M.D	17,381	-	-	-	185,875	-	203,256
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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

Stuart Ungar, M.D	15,956	-	-	-	184,548	-	200,504
David Byrne	-	-	-	-	-	-	-
Donald Williams	-	-	-	-	-	-	-
Robert Ward	-	-	-	-	-	-	-
Mark S. Cohen (3)	42,312	-	-	-	188,530	-	230,842(3)
Allan Shaw	39,463	-	-	-	185,875	-	225,338

(1) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2015 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, included in Akari’s Annual Report on Form 20-F for the year ended 31 December 2015.

(2) Dr. Prudo is party to a non-executive contract although he performs executive duties on behalf of Akari.

(3) Does not include payments of an aggregate of $451,361 for intellectual property legal services and expenses for third parties in 2015 made to Pearl Cohen Zedek Latzer Baratz LLP, of which Mr. Cohen is a senior partner.

(4) Consists of company contributions to health benefits.

(5) Consists of company contributions to health benefits of $1,365 and life insurance premiums of $295.

(6) Consists of company contributions to a pension plan.

Incentive Plan Awards (subject to audit)

Akari operates an equity incentive plan (the 2014 Equity Incentive Plan (“2014 Plan”)) under which Directors receive options to acquire ordinary shares in Akari. Options awards granted during the fiscal year ended 31 December 2016 are as follows:

Name of Director	Option Awards(1)	Grant Date	Exercise Price	Stock Awards ($) (2)
James Hill, M.D	1,300,000	29/6/2016	$0.1454	126,226
Stuart Ungar, M.D	1,300,000	29/6/2016	$0.1454	126,226
David Byrne	1,300,000	22/4/2016	$0.1796	152,410
David Byrne	1,300,000	29/6/2016	$0.1454	126,226
Donald Williams	1,300,000	29/6/2016	$0.1454	126,226
Donald Williams	1,300,000	29/6/2016	$0.1454	122,673
Robert Ward	1,300,000	13/10/2016	$0.080621	69,062
Mark S. Cohen	1,300,000	29/6/2016	$0.1454	126,226
Mark S. Cohen	1,300,000	13/10/2016	$0.080621	69,062

(1) Option awards are subject to time-based vesting.

(2) These amounts represent the aggregate grant date fair value for option awards for fiscal year 2016 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, included in Akari’s Annual Report on Form 20-F for the year ended 31 December 2016.

Payments for Loss of Office

Mark Cohen resigned from Akari on 13 October 2016. Akari has agreed to make payments for loss of office to Mark Cohen for an amount equal to his director fees up the date of the annual general meeting in 2018 (June 2018). The amount payable for the payment for loss of office in 2016 is $13,095.

Director’s shareholdings (subject to audit)

The table below shows, for each Director, the total number of shares owned, the total number of share options held and the number of share options vested as at 31 December 2016. No Director exercised any share options during the year ended 31 December 2016.

Name of Director	Ordinary Shares Owned	Share Options	Vested Share Options (1)
Executive Director
Ray Prudo	722,345,600 (2)	-	-
Gur Roshwalb, M.D	175,438	33,323,700	10,949,906
Clive Richardson	-	16,271,850	5,084,953
Non-employee Director
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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

James Hill, M.D	-	2,600,000	587,518
Stuart Ungar, M.D	-	2,600,000	574,185
David Byrne	-	2,600,000	-
Donald Williams	-	2,600,000	-
Robert Ward	-	1,300,000	-
Allan Shaw (3)	33,530	-	-
Mark Cohen (4)	2,647,857	4,401,500	4,401,500

(1) All share options that were outstanding as at 31 December 2016 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting. None of the options have been exercised.

(2) Represents the entire holdings of RPC Pharma Limited. Dr. Prudo has voting and dispositive control over the Ordinary Shares held by RPC Pharma Limited and owns approximately 71% of RPC’s outstanding shares (including option grants), including 10.64% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares.

(3) Mr. Shaw’s term as a Class A director expired on 29 June 2016.

(4) Mr. Cohen resigned as a Class C director on 13 October 2016.

The remainder of this Directors’ Remuneration Report is not subject to audit.

Illustration of Total Shareholder Return

The following graph compares the cumulative total shareholder return on Akari’s ADSs, each representing 100 ordinary shares, with that of the Nasdaq Biotech Index from the period that Akari’s shares were publicly traded on The Nasdaq Capital Market through 31 December 2016. Akari selected the Nasdaq Biotech Index because Akari’s ADSs trade on The NASDAQ Capital Market and Akari believes this indicates its relative performance against a group consisting of more similarly situated companies.

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AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

Chief Executive Total Remuneration History

The table below sets out total remuneration details for the Chief Executive Officer.

Period	Single total figure of remuneration $	Annual Bonus	Short-term incentive payout against maximum	Option Awards ($)	Option Awards against maximum (3)
2016 (Gur Roshwalb)	581,250	187,500	125% (4)	-	-
2015 (Gur Roshwalb)	7,306,951	86,625	100% (5)	6,863,034	-
2014 (Gur Roshwalb)	410,564	-	-	60,564	-
2013 (Gur Roshwalb) (1)	576,389	-	-	173,396	-
2012 (2)	-	-	-	-	-

(1)	Dr. Roshwalb was appointed as Akari’s Chief Executive Officer on 4 March 2013.

(2)	Akari was not a quoted company in 2012.

(3)	All options were awarded on a discretionary basis on an annual basis.

(4)	Bonus was awarded in 2016 but calculated for a 15 month period from the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

(5)	Bonus was awarded in 2015 but calculated for a 9 month period until the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

Chief Executive Officer’s Remuneration Compared to Other Employees

The table below shows the percentage change in remuneration of the Chief Executive Officer and Akari’s employees as a whole between the year ended 31 December 2015 and the year ended 31 December 2016.

	Percentage increase in remuneration in year ended 31 December 2016 compared with remuneration in the year ended 31 December 2015
	CEO	All employees (1)
Basic Salary	5%	88%
Annual bonus	116%	270%
Taxable benefits	9%	6%

(1)	Increase was due to the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015 and subsequent increase in headcount and governance changes in Akari as a result of the acquisition.

Relative Importance of Spend on Pay

The following table sets forth the total amounts spent by the Company on remuneration for the year ended 31 December 2016 and the year ended 31 December 2015. Given that Akari remains in the early phases of its business life cycle, the comparator chosen to reflect the relative importance of Akari’s spend on pay is Akari’s research and development costs as shown in its Annual Report on Form 20-F for the year ended 31 December 2016. The Company acquired Volution Immuno Pharmaceuticals SA on 18 September 2015 and as a result spending has increased.

Period	Year Ended 31 December 2016 $	Year Ended 31 December 2015 $ (1)
Total spend on remuneration	3,145,055	1,335,837
Shareholder distributions	-	-
Research and development costs	17,306,001	5,799,076

(1)	Increase was due to the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015 and subsequent increase in headcount and governance changes in Akari as a result of the acquisition.

12

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

Implementation of remuneration policy for year ending 31 December 2017

The following table presents the salary increases agreed for the upcoming fiscal year

Director	31 December 2016	31 December 2017 (1)	Increase %
Executive Director
Ray Prudo	$200,000	$206,000	3% (2)
Gur Roshwalb, M.D	$375,000	$450,000	20% (3)
Clive Richardson	£210,000	£252,000	20% (4)
Non-employee Director
James Hill, M.D	$56,000	$57,680	3% (2)
Stuart Ungar, M.D	$50,770	$47,380	3% (2)
David Byrne	$21,683	$47,380	3% (2)
Donald Williams	$25,500	$52,530	3% (2)
Robert Ward	$10,880	$47,380	3% (2)

(1) Additional discretionary bonuses may be awarded in accordance with contractual entitlement and the remuneration policy.

(2) Represents an increase in line with inflation.

(3) Represents an increase in line with market and industry compensation packages (following compensation committees’ consultation with compensation consultants).

(4) Represents an increase in line with increased global role and to bring Mr. Richardson in line with the US salary ranges.

Compensation Committee Approach to Remuneration Matters

The Compensation Committee is comprised of Dr. James Hill (Chairman), Dr. Stuart Ungar, and Mr. David Byrne. All members have continued to serve until the date of this Directors’ Remuneration Report. The charter of the Committee is set forth on Akari’s website at http://www.akaritx.com.

Advice Provided to the Compensation Committee

The Committee retained Willis Towers Watson to provide independent advice and consultation with respect to remuneration arrangements for the Executive Officers, senior management and the Non-Executive Directors. Willis Towers Watson is a global remuneration consultant with a well established reputation for design and implementation of remuneration programmes, including the design and implementation of equity-based award programmes. The amounts paid to Willis Towers Watson in the year ended 31 December 2016 total $39,167.

In addition to Willis Towers Watson, the Committee solicited and received input from the Chief Executive Officer concerning the remuneration of senior executives other than himself. The Chief Executive Officer provided recommendations with respect to annual cash bonuses to be paid to these persons for service in the year ending 31 December 2016 and base salary awards effective from 1 January 2017, and with respect to equity-based awards to be made to these persons in December 2016. The Chief Executive Officer also provided input concerning the remuneration packages of senior executives appointed during the year. Finally, the Chief Executive Officer also provided input to the Committee regarding the implementation of equity-based remuneration as an element of all other employees’ remuneration.

Statement of Voting at AGM

Akari is committed to ongoing shareholder dialogue and the Compensation Committee takes an active interest in shareholder views and voting outcomes.

This is the first year that the Directors’ Remuneration Report is being put to shareholder vote.

13

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

PART II - DIRECTORS’ REMUNERATION POLICY

INFORMATION PROVIDED IN THIS SECTION OF THE DIRECTORS’ REMUNERATION REPORT IS NOT SUBJECT TO AUDIT.

This Directors’ Remuneration Policy (“Policy”) of Akari Therapeutics, Plc (“Akari”) is subject to shareholder approval at the 2017 Annual General Meeting of Shareholders (“AGM”). The Policy provides a framework for execution of Akari’s compensation framework from the date of its approval at the 2017 AGM and for a period of three years thereafter, unless changes to the Policy are required earlier and a new Policy is put to shareholder vote.

For the avoidance of doubt, in approving the Directors’ remuneration policy, authority is given to Akari to honour any commitments entered into with current or former Directors (such as the payment of a pension, fees or the vesting/exercise of past share option awards).

Akari’s remuneration policy seeks to provide compensation packages which will attract, motivate, reward and retain an executive team with the right calibre of talent, experience, and skills to lead a successful future for Akari. Akari’s compensation framework is designed to provide a competitive package in comparison to companies of similar size, complexity, maturity profile and geographic presence.

The table below sets out the main elements of Akari’s remuneration policy for its Executive Directors and seeks to explain how each element of the compensation package operates:

Policy table – Executive Directors

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Base salary	Support the recruitment and retention of Executive Officers

• Base salary levels are set taking into account the role, responsibilities and individual’s experience in the position, performance of the individual and Akari.

• Base salaries are typically reviewed annually.

• There is no prescribed maximum increase nor any requirement to increase salary at any time.

• By exception, higher increases may be made to reflect individual circumstances. These may include significant changes in the job size or complexity and/or promotion.

• None, although overall performance of the individual is considered when setting and reviewing salaries.
Pension	Encourages and enables executives to build savings for their retirement	• Akari typically makes contributions to pension plans (or retirement savings plans) to match prevailing local market practices.	• Currently up to 10% of salary per annum.	• None.
14

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

Other Benefits	Provide market competitive benefits in a cost-effective way

• Provisions include medical insurance, life assurance, permanent health insurance, etc.

• In exceptional circumstances, such as the relocation of an executive or for a new hire, additional benefits may be provided in the form of relocation allowance and benefits.

• Other benefits may be offered if considered appropriate and reasonable by the Compensation Committee.

			• No prescribed maximum. The cost of benefits will vary from year to year in accordance with the cost of insuring such benefits.	• None.
Bonus	To reward the delivery of annual targets as well as to recognise the individual contributions towards our key strategic achievements

• Any bonus is paid in cash typically within 60 days after the end of the financial year to which it relates.

• Performance objectives and targets are either fixed contractually or set annually and actual payout levels are determined after the year end, based on performance against targets subject to overriding discretion of the Compensation Committee.

			• The maximum annual bonus payable for any financial year is capped at 100% of salary, although the Compensation Committee reserves the right to vary this amount in exceptional circumstances.	• Where performance conditions are attached to a bonus payment, targets are either fixed contractually or selected by the Compensation Committee and set annually and can include key financial, operational and/or individual objectives. All assessments of performance against target is made by the Compensation Committee in its sole discretion.
Equity incentive plan (2014 Equity Incentive Plan)	To motivate and reward long-term performance in alignment with the shareholder interests and value-creation

• Awards may be made periodically to Executive Officers in the form of options or in shares including stock appreciation rights, phantom stock awards or stock units.

• Awards typically vest over three or four years and may be subject to phased vesting.

• There is no specific maximum set for annual equity awards.

• When making awards, the Compensation Committee will take into account internal grant guidelines, which have been set in reference to local market norms.

• Where performance conditions are attached to an award, these typically include key financial, operational and/or individual objectives subject to overall Compensation Committee discretion.
CSOP (UK resident employees and directors only)		• Executives are eligible to participate in the all-employee CSOP Plan under the same conditions as all other employees.	• Grant value of £30,000 or local market rules as amended from time to time.	• None.
15

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

Policy table – Non-Executive Directors

Akari’s non-employee compensation policy is administered by its board of directors with the assistance of the Compensation Committee. The Compensation Committee periodically reviews non-employee director compensation policy and makes recommendations to the board.

Non-Executive Directors typically receive an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options but do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment.

The table below sets out some of the features of Akari’s current non-employee director compensation policy:

Element	Purpose and link to strategy	Operation	Maximum opportunity	Performance metrics
Annual Cash Retainer Fee	Support the recruitment and retention of Non-Executive Directors

• Each Non-Executive Director serving on the Board receives an annual cash retainer, with additional amounts payable for acting as a chairman or a member of various committees.

• In addition, the Chairman and Vice Chairman receive an additional cash retainer.

• Annual cash retainers are typically payable on a quarterly basis.

• A Non-Employee Director may elect to receive annual cash payments in the form of fully-vested ordinary shares.

			• There is no prescribed maximum increase nor any requirement to increase salary at any time.	• None.
Share options	Strengthens the alignment to shareholders’ interests through share ownership

• Directors typically receive an annual grant of options in the form of market value options under the 2014 Equity Incentive Plan.

• These awards typically vest in full on the date of the next AGM following the date of grant, subject to the Non-Executive Director’s continued service on the Board, have a term of 10 years from date of grant, and vesting accelerates in the case of a change of control.

			• Normal initial grant and annual grant of share options will be equal to 1,300,000 (or equivalent value of ADS) but the Committee reserves the discretion to review and amend this amount.	• None.
16

AKARI THERAPEUTICS PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

The foregoing is qualified in its entirety by Akari’s current non-employee director compensation policy, as may be amended from time to time.

Approach to recruitment compensation

Akari’s policy is to pay a fair remuneration package for the role being undertaken and the experience of the individual to be appointed.

Akari expects remuneration packages for Executive Directors to include base salary, targeted level of annual cash incentive, initial and ongoing equity-based awards, standard benefits and special provisions tailored to the recruiting situation, such as: sign-on bonus, reasonable relocation support and make-whole awards for remuneration forfeited from a prior employer (whether on account of cash bonuses, share awards, pension benefits or other forfeited items). The Compensation Committee retains the discretion to provide additional cash, share based payment, benefits and other remuneration where necessary or useful to recruit new Executive Directors or to secure the ongoing service of existing Executive Directors.

The remuneration package for any new non-Executive Director will be set in accordance with the terms of Akari’s non-employee director compensation policy then in effect.

Director’s service contracts

Akari’s board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at Akari’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election).

Service contracts are available for inspection at Akari’s registered office or 75/76 Wimpole Street London W1G 9RT.

Policy on Payments for Loss of Office

Akari’s approach to payments to Executive Directors in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of any option award.

Generally, Akari expects that employment arrangements for any Executive Director will include a notice provision and continuing payment obligations as per the individual Executive Director service contracts following termination by Akari of an Executive Director without cause or termination by the Executive Director for good reason or change of control. Payment obligations could include base salary, benefits, and all or some portion of target annual cash remuneration. Akari may offer payment in lieu of notice if it is considered to be in the best interests of Akari.

Treatment of unvested outstanding equity awards will be determined according to the specific nature of termination, individual contracts, and plan rules.

The Compensation Committee reserves the right to make payments it considers reasonable under a compromise or settlement agreement, including payment or reimbursement of reasonable legal and professional fees, and any payment or compensation (in whatever form) in respect of statutory rights under employment law in the US, UK or other jurisdictions. Payment or reimbursement (in whatever forms) of reasonable outplacement fees may also be provided.

Other relevant information considered

As appropriate, the Compensation Committee considers the pay and conditions of the broader employee workforce when making compensation related decisions for the Directors.

The Compensation Committee also considers shareholder feedback, so far as it relates to compensation, when reviewing of the appropriateness of its Policy.

This report was approved by the board on 15 May 2017 and signed on its behalf.

/s/ Ray Prudo

Dr. R Prudo

Executive Chairman

17

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDER OF

AKARI THERAPEUTICS PLC

We have audited the financial statements of Akari Therapeutics Plc for the year ended 31 December 2016 which comprise the Consolidated Statement of Comprehensive Loss, the Consolidated and Company Statements of Financial Position, the Consolidated and Company Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the company's shareholders, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Statement of Directors’ Responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

A description of the scope of an audit of financial statements is provided on the Financial Reporting Council's website at www.frc.org.uk/auditscopeukprivate.

Opinion on financial statements

In our opinion:

•	the financial statements give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2016 and of the group’s loss for the year then ended;
•	the group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;
•	the parent company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and
•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors’ Report and Strategic Report for the financial year for which the financial statements are prepared is consistent with the financial statements and these reports have been prepared in accordance with applicable legal requirements.

In the light of our knowledge and understanding of the Group and its environment obtained in the course of the audit, we have not identified material misstatements in the Directors' Report and Strategic Report.

The part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the parent company financial statements and the part of Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.

/s/ Ian Cliffe

Ian Cliffe (Senior statutory auditor)	26 Red Lion Square
for and on behalf of haysmacintyre, Statutory Auditor	London WC1R 4AG

15 May 2017

18

AKARI THERAPEUTICS PLC

CONSOLIDATED INCOME STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED 31 DECEMBER 2016

		2016	2015
	Notes	$000	$000

Research and development expenses		(17,306)	(5,799)
Administrative expenses		(9,941)	(5,502)
Goodwill impairment		-	(19,284)
OPERATING LOSS		(27,247)	(30,585)

Net finance income	3	1,023	978
LOSS BEFORE INCOME TAX		(26,224)	(29,607)

Income Tax Expense	4	-	-
loss for the YEAR		(26,224)	(29,607)
Other Comprehensive (Loss) Income:
Currency translation differences		(437)	111
COMPREHENSIVE LOSS FOR THE YEAR		(26,661)	(29,496)

All losses are derived from continuing activities for the current and previous financial year.

The Company has elected to take the exemption under section 408 of the Companies Act 2006 not to present the parent company income statement. Refer note 5 for the results of the parent company.

The notes on pages 25 to 37 form an integral part of the consolidated financial statements.

19

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2016

		2016	2015
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	7	58	41
Intangible Assets	6	39	52
		97	93
Current assets
Trade and Other receivables	9	1,513	739
Cash and cash equivalents		34,241	69,062
Short term investments		10,022	-
		45,776	69,801
TOTAL ASSETS		45,873	69,894
EQUITY
Capital and reserves attributable to the Company’s
equity shareholders
Called up share capital	12	18,341	18,341
Share premium	13	94,778	94,778
Other reserves	13	(280)	157
Merger reserve	13	9,128	9,128
Share based payment reserve	13	8,029	4,096
Reverse Acquisition reserve	13	(20,983)	(20,983)
Retained earnings	13	(67,283)	(41,086)
TOTAL EQUITY		41,730	64,431
LIABILITIES
Non Current Liabilities
Warrants	11	35	685
Other long term liabilities	11	56	49
Current liabilities
Trade and other payables	10	4,052	4,729
TOTAL LIABILITIES		4,143	5,463
TOTAL EQUITY AND LIABILITIES		45,873	69,894

The financial statements were approved and authorised for issue by the Board of Directors on 15 May 2017 and were signed below on its behalf by:

/s/ Ray Prudo

Dr. R Prudo

Executive Chairman

The notes on pages 25 to 37 form an integral part of these consolidated financial statements.

20

AKARI THERAPEUTICS PLC	COMPANY NUMBER: 05252842

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2016

		2016	2015
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	7	58	41
Investment in subsidiaries	8	20,339	20,339
		20,397	20,380
Current assets
Trade and Other receivables	9	5,589	4,337
Cash and cash equivalents		34,115	68,685
Short term investments		10,022	-
		49,726	73,022
TOTAL ASSETS		70,123	93,402
EQUITY
Capital and reserves attributable to the Company’s
equity shareholders
Called up share capital	12	18,341	18,341
Share premium	13	94,778	94,778
Merger reserve	13	9,128	9,128
Share based payment reserve	13	8,029	4,096
Retained earnings	13	(64,231)	(38,221)
TOTAL EQUITY		66,045	88,122
LIABILITIES
Non Current Liabilities
Warrants	11	35	685
Other long term liabilities	11	56	49
Current liabilities
Trade and other payables	10	3,987	4,546
TOTAL LIABILITIES		4,078	5,280
TOTAL EQUITY AND LIABILITIES		70,123	93,402

The financial statements were approved and authorised for issue by the Board of Directors on 15 May 2017 and were signed below on its behalf by:

/s/ Ray Prudo

Dr. R Prudo

Executive Chairman

The notes on pages 25 to 37 form an integral part of these consolidated financial statements.

21

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2016

					Share Based	Reverse Acquis-
	Share	Share	Other	Merger	Payment	ition	Retained
	Capital	Premium	Reserves	Reserve	Reserve	Reserve	Loss	Total
	$000	$000	$000	$000	$000	$000	$000	$000

At I January 2015	11,211	2,446	46	-	-	-	(11,479)	2,224

Comprehensive loss for the year	-	-	111	-	-	-	(29,607)	(29,496)
Shares in issue by parent prior to reverse acquisition	927	30,657	-	-	3,056	-	-	34,640
Reverse acquisition adjustment	(11,211)	(2,446)	-	-	-	(20,983)	-	(34,640)
Issue of shares on reverse acquisition	11,211	-	-	9,128	-	-	-	20,339
Issue of shares	6,144	63,430	-	-	-	-	-	69,574
Issue of shares for advisory fees	59	691	-	-	-	-	-	750
Share based payments	-	-	-	-	1,040	-	-	1,040
At 31 December 2015	18,341	94,778	157	9,128	4,096	(20,983)	(41,086)	64,431

Comprehensive loss for the year	-	-	(437)	-	-	-	(26,224)	(26,661)
Share based payments	-	-	-	-	3,933	-	-	3,933
Dissolution of subsidiary	-	-	-	-	-	-	27	27
At 31 December 2016	18,341	94,778	(280)	9,128	8,029	(20,983)	(67,283)	41,730

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

				Share Based
	Share	Share	Merger	Payment	Retained
	Capital	Premium	Reserve	Reserve	Loss	Total
	$000	$000	$000	$000	$000	$000

At I January 2015	927	30,657	-	2,964	(29,306)	5,242

Total comprehensive loss for the year	-	-	-	-	(8,915)	(8,915)
Share based payments	-	-	-	1,132	-	1,132
Issue of shares on reverse acquisition	11,211	-	9,128	-	-	20,339
Issue of shares (relating to financing, net of issue costs)	6,144	63,430	-	-	-	69,574
Issue of shares for advisory fees (net of costs)	59	691	-	-	-	750
At 31 December 2015	18,341	94,778	9,128	4,096	(38,221)	88,122

Total comprehensive loss for the year	-	-	-	-	(26,037)	(26,037)
Share based payments	-	-	-	3,933	-	3,933
Dissolution of subsidiary	-	-	-	-	27	27
At 31 December 2016	18,341	94,778	9,128	8,029	(64,231)	66,045

The notes on pages 25 to 37 form an integral part of these consolidated financial statements.

22

AKARI THERAPEUTICS PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2016

	2016	2015
	$000	$000
Cash flows from operating activities
Loss before income tax	(26,224)	(29,607)
Adjustments for:
Changes in fair value of warrants	(650)	(1,115)
Share-based payment	3,933	1,040
Compensation expense	-	750
Goodwill impairment	-	19,283

Foreign currency exchange gains	(273)	-
Depreciation and amortisation	51	10
Trade and other receivables	(786)	914
Trade and other payables	(672)	3,755
Other liabilities	7	3
Net cash flows used in operating activities	(24,614)	(4,967)

Cash flow from investing activities
Cash received from reverse acquisition	-	1,552
Receivable from related party	10	(8)
Purchase of property and equipment	(55)	(11)
Purchase of short-term investments	(46,120)	-
Maturities of short-term investments	36,098	-
Net cash used (from) investing activities	(10,067)	1,533

Cash flows from financing activities
Proceeds from shareholder loans	-	3,031
Payments of shareholder loans	-	(3,561)
Proceeds from issuance of Ordinary shares	-	75,000
Issue costs	-	(5,426)
Cash generated from financing activities	-	69,044
Exchange (losses) gains on cash and cash equivalents	(140)	125
Net increase in cash and cash equivalents	(34,821)	65,735
Cash and cash equivalents at beginning of period	69,062	3,327
Cash and cash equivalents at end of period	34,241	69,062

The notes on pages 25 to 37 form an integral part of these consolidated financial statements.

23

AKARI THERAPEUTICS PLC

PARENT COMPANY STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2016

	2016	2015
	$000	$000
Cash flows from operating activities
Loss before income tax	(26,037)	(10,646)
Adjustments for:
Changes in fair value of warrants	(650)	451
Share based payments	3,933	1,132
Compensation expense	-	750
Depreciation	38	19
Trade and other receivables	(1,252)	(3,700)
Trade and other payables	(559)	3,203
Taxation	-	1,563
Exchange rate differences	-	(8)
Other liabilities	7	-
Net cash flows used in operating activities	(24,520)	(7,236)

Cash flow from investing activities
Purchase of property, plant and equipment	(55)	(11)
Purchase of short-term investments	(46,120)	-
Maturities of short-term investments	36,098	-
Net cash used in investing activities	(10,077)	(11)

Cash flows from financing activities
Proceeds from issuance of Ordinary shares	-	75,000
Issue costs	-	(5,426)
Cash generated from financing activities	-	69,574

Exchange gains on cash and cash equivalents	27	-

Net increase in cash and cash equivalents	(34,570)	62,327
Cash and cash equivalents at beginning of period	68,685	6,358
Cash and cash equivalents at end of period	34,115	68,685

The notes on pages 25 to 37 form an integral part of these consolidated financial statements.

24

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

1.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These consolidated financial statements of Akari Therapeutics Plc have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements are prepared on a historical cost conversion. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 1(n).

(b)	Basis of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Group and deconsolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same financial year as the parent company, applying consistent accounting policies throughout the Group. Inter-company balances and transactions, including unrealised profits are eliminated on consolidation.

The Group financial statements consolidate the Company’s financial statements of Akari Therapeutics Plc and its subsidiaries (the “Group”). The consolidated financial statements include the accounts of the Company, Volution and Volution Immuno Pharmaceuticals Ltd (a UK Ltd Company), its wholly-owned subsidiary, which was incorporated in London on 22 August 2015. On 6 September 2016, Volution Immuno Pharmaceuticals Ltd was dissolved.

(c)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Akari Therapeutics Plc is U.S. dollars. The Group and Parent Company financial statements are presented in U.S Dollars which is considered to the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated as follows:

(a)	assets and liabilities at the balance sheet date are translated at the closing rate as at that balance sheet date;
(b)	income and expenses for each income statement are translated at average exchange rates; and
(c)	all resulting exchange differences are recognised in other comprehensive income.
25

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

1.	ACCOUNTING POLICIES (continued)

(d)	Financial instruments

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Trade and other receivables

Trade and other receivables are recognised at fair value less a provision for impairment. Bad debts are written off through the income statement when identified. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other payables

Trade payables are obligations to pay for goods or services received that have been acquired in the ordinary course of the business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Executory contracts are recognised when both parties to the contract met their respective obligations. Trade and other payable are unsecured, non-interest bearing and are stated at cost.

The Group's liability related to options and warrants related to equity and debt financing and are recognised on the balance sheet at their fair value, with changes in the fair value accounted for in the statement of comprehensive loss and included in financing income or expenses.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(e)	Research and development expenditure

Research costs are expensed through the income statement as they are incurred. Research and development expenses include, among other costs, costs incurred by outside laboratories and other accredited facilities in connection with clinical trials and preclinical studies.

Under IAS 38, development costs are only capitalised after technical and commercial feasibility of the asset for sale or use have been established. The company must intend and be able to complete the asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefit. If the company cannot distinguish between the research and the development phase, then all costs are expensed as research costs.

(f)	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and excluding day-to-day servicing expenses. The assets residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Computers, peripheral and scientific equipment - 33%

Office furniture and equipment - 33%

The Group reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognised is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

26

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

1.	ACCOUNTING POLICIES (continued)

(g)	Intangible assets:

Patent acquisition costs and related capitalised legal fees are recognised at historical cost. Patents have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line basis method and are amortised over the shorter of the legal or useful life. The estimated useful life for current patents is twenty two years.

The Group expenses costs associated with maintaining and defending patents subsequent to their issuance in the period the costs are incurred.

(h)	Investments

Investments in subsidiary undertakings are stated at cost less provisions for impairment.

(i)	Share-based payments and warrants

Where share options or warrants are awarded to directors and employees, the fair value of the options or warrants at the grant date is charged to the consolidated income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options and warrants granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options and warrants are modified before they vest, the increase in the fair value of the options and warrants, measured immediately before and after the modification, is also charged to the consolidated income statement over the remaining vesting period.

When the options and warrants are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options and warrants are exercised.

When share options and warrants lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

(k)	Finance income and expenses

Interest income and expenses are recognised using the effective interest method. It mainly comprise of changes in the fair value of financial assets and liabilities that are measured at fair value through the income statement and exchange gains and losses which is reported on a net basis in the statement of comprehensive loss.

(l)	Operating lease agreements

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made on operating leases are charged to the income statement on a straight line basis over the period of the lease.

(m)	Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction does not affect either the accounting or taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

27

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

1.	ACCOUNTING POLICIES (continued)

(n)	Critical accounting estimates and judgements:

The Group makes estimates and assumptions concerning the future. The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, significantly impacting earnings and financial position.

Management believes that the following areas, all of which are discussed and separately marked in the respective sections of Note 1 “Accounting Policies,” comprise the most difficult, subjective or complex judgments it has to make in the preparation of the financial statements: valuation of intangible and other non-current assets, deferred taxation, and collecting trade receivables.

(o)	Business combinations:

Business combinations on or after 1 January 2004 are accounted for under IFRS 3 (“Business combinations”) using the purchase price method. Any excess of the cost of business combinations over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised in the balance sheet as goodwill.

After initial recognition, goodwill is not amortised but is stated at cost less any accumulated impairment loss, with the carrying value being reviewed for impairment, at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill is allocated to the related cash generating units monitored by management. Where the recoverable amount of the cash generating unit is less than its carrying amount, including goodwill, an impairment loss is recognised in the income statement.

Intangible assets are tested annually for impairment and other non-current assets are tested where an indication of impairment arises. The assessment of impairment is made by comparing the carrying amount of cash generating units (including any associated goodwill) to the higher of their value in use and their fair value. Value in use represents the net present value of future discounted cash flows.

Any impairment of non-current assets are recognised in the income statement.

2.	EXPENSES BY NATURE	2016	2015
		$000	$000

	Employee benefit expense (see below)	2,722	551
	Depreciation	38	10
	Amortisation	13	7
	Exchange loss	(273)	91
	Auditors’ remuneration
	- audit fees	20	27
	- other services	2	5

28

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

2.	EXPENSES BY NATURE (continued)	2016	2015
		$000	$000
	Employee benefit expense
	Wages and salaries	2,453	520
	Social security costs	269	31
		2,722	551
	The average number of persons (including directors)
	employed by the group during the year was as follows:
	Office and administration	20	9
	Key management remuneration
	Wages and salaries	1,928	310

The Key management is considered to be the directors and senior management team. Details of directors’ remuneration can be seen within the Directors’ Remuneration Report on pages 9 to 17.

3.	NET FINANCE INCOME	2016	2015
		$000	$000

	Change in value of liability related to warrants	650	1,115
	Net foreign exchange gains (losses)	273	(91)
	Interest Income	143	21
	Interest Expense	(39)	(23)
	Other taxes	(5)	(44)
		1,022	978

4(a).	INCOME TAX EXPENSE	2016	2015
		$000	$000
	Current tax:
	Current tax on losses for the year	-	-
	Adjustment in respect of prior years	-	-
		-	-

29

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

5.	LOSS ATTRIBUTABLE TO THE PARENT COMPANY

The parent Company has taken advantage of section 408 of the Companies Act 2006 and has not included its own profit and loss account in these financial statements. The parent Company has made a loss for the year of $26,037,000 (2015: $8,915,000).

6.	INTANGIBLE ASSETS	Patent
	GROUP	acquisition costs	Total
		$000	$000
	Cost
	At 1 January 2016	95	95
	Additions	-	-
	At 31 December 2016	95	95
	Amortisation
	At 1 January 2016	(43)	(43)
	Charge for the year	(13)	(13)
	At 31 December 2016	(56)	(56)
	Net Book Value
	At 31 December 2016	39	39
	At 31 December 2015	52	52

7.	PROPERTY PLANT AND EQUIPMENT	Office furniture
	GROUP	and equipment	Total
		$000	$000
	Cost
	At 1 January 2016	80	80
	Additions	55	55
	At 31 December 2016	135	135
	Depreciation
	At 1 January 2016	(39)	(39)
	Charge for the year	(38)	(38)
	At 31 December 2016	(77)	(77)
	Net Book Value
	At 31 December 2016	58	58
	At 31 December 2015	41	41

30

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

7.	PROPERTY PLANT AND EQUIPMENT	Office furniture
	COMPANY	and equipment	Total
		$000	$000
	Cost
	At 1 January 2016	80	80
	Additions	55	55
	At 31 December 2016	135	135
	Depreciation
	At 1 January 2016	(39)	(39)
	Charge for the year	(38)	(38)
	At 31 December 2016	(77)	(77)
	Net Book Value
	At 31 December 2016	58	58
	At 31 December 2015	41	41

8.	INVESTMENTS IN SUBSIDIARIES

	Company	Investments in Subsidiary Undertakings
		$000

	At 1 January 2016	20,339
	Additions	-
	At 31 December 2016	20,339

The Company directly owns 100% of the issued share capital of the following subsidiary undertakings, which have been included in the consolidated financial statements:

	Principal activity	Country of incorporation	Holdings	%

Volution Immuno Pharmaceuticals SA	Development of pharmaceutical drugs	Switzerland	Ordinary	100
Celsus Therapeutics Inc.	Dormant	United States	Ordinary	100
Morria Biopharma Ltd.	Dormant	Israel	Ordinary	100

Volution Immuno Pharmaceuticals Ltd was dissolved on 6 September 2016.

31

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

9.	TRADE AND OTHER	Group		Company
	RECEIVABLES	2016	2015	2016	2015
		$000	$000	$000	$000

	Trade and other receivables	176	10	4,267	3,645
	Prepayments and accrued income	1,337	729	1,322	692
		1,513	739	5,589	4,337

10.	TRADE AND OTHER PAYABLES	Group		Company
		2016	2015	2016	2015
		$000	$000	$000	$000

	Trade payables	2,316	4,321	2,275	4,155
	Accrued expenses	1,736	408	1,712	391
		4,052	4,729	3,987	4,546

11.	NON CURRENT LIABILITIES	Group		Company
		2016	2015	2016	2015
		$000	$000	$000	$000

	Warrants (note 14)	35	685	35	685
	Deferred rent liability	56	49	56	49
		91	734	91	734

12.	CALLED UP SHARE CAPITAL
		No of shares	Share Capital
	Issued and fully paid		$

Akari Therapeutics Plc
	As at 1 January 2016 and 31 December 2016	1,177,693,383	18,340,894

32

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

13.	RESERVES

The following describes the nature and purpose of each reserve within equity:

Share premium - Accumulated amounts subscribed for share capital in excess of the nominal value of the share capital issued.

Retained loss – Includes all current and prior period losses

Other reserves - Accounts for all other gains and losses reported by the group and not recognised elsewhere. Includes accumulated gains and losses arising from the retranslation of the net assets of overseas entities.

Share based payment reserve – This includes all movement for share options granted during the period.

Merger reserve – Merger reserve represents the premium on the shares issued to acquire Volution Immuno Pharmaceuticals SA in accordance with the provisions of S612 of the Companies Act 2006.

Reverse acquisition reserve – The reverse acquisition reserve relates to the reverse acquisition between Celsus Therapeutics PLC and Volution Immuno Pharmaceuticals SA on 18 September 2015.

14.	WARRANTS

Upon completion of the Acquisition, the Company assumed certain warrants that were issued in connection with several private placements by the Company and certain investors where it sold ordinary shares and warrants. Some of the issued warrants contain non-standard anti-dilution clauses.

As of 18 September 2015, the Acquisition date, warrants to purchase 5,617,977 ordinary shares had full ratchet anti-dilution protection (which would be triggered by a share or warrant issuance at less than $0.1958 price share or exercise price per share). The issuance of ordinary shares in connection with the financing triggered the full ratchet anti-dilution protection resulting in an additional 188,303 ordinary shares issuable upon exercise of such warrants for a total of 5,806,280 and reducing the exercise price to $0.18945. As of 31 December 2016, the fair value of the warrants was $34,838. The net change in fair value was recognised as change in fair value of option and warrant liabilities in the Group’s consolidated statement of comprehensive loss. The warrants expired on 4 April 2017.

The Group accounts for the liability warrants issued in accordance with IAS 39, “’Financial Instruments: Recognition and Measurement” as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognised in the Group's consolidated statement of comprehensive loss as financing income or expense.

The fair value of warrants granted was measured using the Binomial method of valuation.

Fair values were estimated using the following assumptions for the options as of 31 December 2016:

Expected dividend yield	0%
Expected volatility	73.39%
Risk-free interest	0.51%
Expected life	0.26 years

The Group’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	31 December	31 December
	2016	2015

Warrants (anti-dilution protection)	$34,838	$685,141

33

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

14.	WARRANTS (continued)

Warrants to service providers and investors -

The warrants acquired as part of the acquisition and outstanding as of 31 December 2016 are as follows:

Grant date	Number of warrants	Exercise Price	Expiration date
2012 warrants	1,383,086	$1.72 - $2.25	16 January 2017- 30 November 2017
2013 warrants	399,160	$2.00	16 January 2018-17 September 2018

15	SHARE OPTIONS

As part of the business combination, the Group acquired the former Company’s 2015 Equity Incentive Plan (the “Plan”). The number of shares that may be issued upon exercise of options under the Plan, cannot exceed 141,142,420 shares. As of 31 December 2016, 61,770,222 Ordinary shares are available to be issued to certain employees or directors under the Plan rules. The option plan is administered by the Group’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Group’s ordinary shares on the grant date and set forth in the individual option agreement. Options terminate ten years after the grant date and typically vest over three to four years.

The following is a summary of the Group's share options granted separated into ranges of exercise price:

Exercise price (range)	Options outstanding as of 31 December 2016	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of 31 December 2016	Remaining contractual life (years for exercisable options	Weighted average exercise price

0.08-0.19	24,313,351	9.31	0.15	6,950,054	9.22	0.15
0.32	53,597,347	8.72	0.32	17,239,932	8.72	0.32
0.60-0.75	290,000	7.2	0.72	290,000	8.23	0.72
1.19-1.56	311,500	3.24	1.31	311,500	3.24	1.31
2.00	860,000	6.73	2.00	695,000	6.73	2.00
	79,372,198			25,486,486

On 23 March 2016, the Company granted 11,000,000 options to its employees at an exercise price of $0.141 per share that vests semi-annually over four years. On 22 April 2016, the Company granted 1,300,000 options to a director at an exercise price of $0.18 per share that vest annually over three years. On 29 June 2016, the Company granted. 7,800,000 options to its directors at an exercise price of $0.145 per share, 6,500,000 which will vest in full on the date of the Company’s 2017 Annual General Meeting and 1,300,000 of which will vest over three years. On 13 October 2016, the Company granted 1,300,000 options to a director at an exercise price of $0.080621 per share which will vest equally over three years on the date of the Company’s 2017-2019 Annual General Meetings, with the first vesting on the date of the Company’s 2017 Annual General Meeting. On 13 October 2016, the Company granted 1, 300,000 options to a resigning director at an exercise price of $0.080621 per share which vested immediately upon grant. On October 13, 2016, the Company granted 1,300,000 options to a resigning director at an exercise price of $0.080621 per share which vested immediately upon grant.

The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognise such amounts in its Consolidated Statements of Comprehensive Loss. The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognise compensation expense in its Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

34

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

15.	SHARE OPTIONS (Continued)

The Company accounts for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognise such amounts in its Consolidated Statements of Comprehensive Loss. The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognise compensation expense in its Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of the Company’s common share. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its share-based payments as either liability-classified awards or as equity-classified awards. The Company remeasures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and do not subsequently remeasure them. The Company has classified its share-based payments which are settled in common share as equity-classified awards and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortised over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amount from one balance sheet date to another to compensation expense. Below are the assumptions used for the options assumed and granted in the year ended 31 December 2016:

2016
Expected dividend yield	0%
Expected volatility	74.18%-80.71%
Risk-free interest	1.03%-1.52%
Expected life	5.50-6.25 years

During the year the Group recognised $3,933,000 in share based compensation expenses for employees and directors. As of 31 December 2016, there was $8,957,000 unrecognised compensation cost relating to unvested share options granted under the Group’s share option plans.

16.	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities:

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IAS 39 are:

	2016	2015
	$000	$000

Financial assets:
Other receivables	176	10
Financial liabilities:
Trade payables, other payables, warrants and other long term liabilities	2,407	5,055

35

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

16.	FINANCIAL INSTRUMENTS (continued)

Financial risks factors:

The Group's activities are exposed to foreign exchange risk. The Group's comprehensive risk management plan focuses on activities and strategies that reduce adverse effects on the financial performance of the Group to a minimum.

1.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities when expenses are denominated in a different currency from the Group's functional currency. The Group believes that no reasonable change in foreign currency exchange rates would have a material impact on the income statement or statement of changes in equity. The Group manages its foreign currency risk by managing bank accounts that are denominated in a currency other than its respective functional currency, primarily the Great Britain Pound (GBP).

2.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or supplier contract, leading to a financial loss. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents and short-term deposits are deposited with major banks in Europe and the United States, and invested mostly in U.S. dollars and Great Britain Pounds. Such deposits may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear low risk.

3.	Market risk:

The Group's financial instruments comprise equity investments, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The main risk arising from the Groups financial instruments is liquidity risk. The Group has not entered into any derivative transactions.

17.	OPERATING LEASE COMMITMENTS

The future minimum lease payable under non-cancelable office operating lease are as follows:

	London	United States
	$000	$000

2017	129	313
2018	129	330
2019	26	225
Total	284	868

36

AKARI THERAPEUTICS PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2016

18.	RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

Accounting Services - An entity related to a shareholder provided accounting and bookkeeping services of $45,000 and $131,000, respectively, to the Group during the years ended 31 December 2016 and 2015, respectively.

Other – At 31 December 2015, there was a receivable balance in the amount of $10,366 with RPC Pharma Limited (“RPC”), a major shareholder. The Group paid certain registration fees on RPC’s behalf and is treating this as short-term in nature with no interest. This amount is recorded under “Receivable from related party” within current assets on the statement of financial position. At 31 December 2016, the balance was $nil.

Office Lease - A non-employee director of the Group is also the CEO of The Doctors Laboratory (“TDL”).  The Group leases its UK office space from TDL and has incurred expenses of approximately $142,000 and $10,000 plus VAT during the years ended 31 December 2016 and 2015, respectively.

19.	POST BALANCE SHEET EVENTS

During April 2017, the Group granted 7,150,000 share options to certain employees.

On 12 May 2017, a putative securities class action captioned Derek Da Ponte v. Akari Therapeutics, PLC, Gur Roshwalb,  and Dov Elefant (Case 1:17-cv-03577) was filed in the U.S. District Court for the Southern District of New York against the Company, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer.  The plaintiff asserted claims alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based primarily on the Company’s press release issued on 27 April 2017 stating that investors should not rely on a research report about the Company prepared by a research company. The purported class covers the period from 30 March 2017 to 11 May 2017.  The action seeks unspecified damages and costs and fees.  The Company intends to vigorously defend itself against this lawsuit.   At this time, the Company is unable to estimate the ultimate outcome of this legal matter and its impact on the Company.

20.	STANDARDS ISSUED BUT NOT YET EFFECTIVE

Standards, amendments and interpretations issued but not yet effective up to the date of issuance of the Annual Report are listed below. This listing is of standards, amendments and interpretations issued, which the group reasonably expects to be applicable at a future date. The group intends to adopt those standards when they become effective.

•	IFRS 15 ‘Revenue from contracts with customers’.
•	IFRS 9 ‘Financial instruments’.
•	Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative.
•	IFRS 16 ‘Leases’.

The impact on the Group’s financial statements of the future adoption of these and other new standards and interpretations is under review. With the exception of the IFRS 16 the Group does not expect the impact of such changes on the financial statements to be material.

21.	ULTIMATE CONTROLLING PARTY

The ultimate controlling party of the Group is RPC who holds a 61% stake in the Group.

37